As filed with the Securities and Exchange Commission on June 10, 2015

Registration No. 333-201263

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hailiang Education Group Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

386, Jiefangbei Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

+86-575-8706-9788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036-8401

+1-800-927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David T. Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852-3761-3318	Fang Liu, Esq. Mei & Mark LLP 818 18th Street NW Suite 410, Washington, DC 20006 +1-202-567-6417

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☒ 333-201263

EXPLANATORY NOTE

The sole purpose of this post-effective amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement on Form F-1 of Hailiang Education Group Inc. (File No. 333-201263), as amended (the “Registration Statement”), is to file Exhibit 10.16 hereto. No changes or additions are being made hereby to the prospectus which forms a part of the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part II of the Registration Statement.

The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on June 9, 2015. In accordance with Rule 462(d) of the Securities Act of 1933, as amended, this Post-Effective Amendment shall become effective immediately upon filing with the SEC.

Part II

Information not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering amended and restated articles of association, which will become effective immediately upon the completion of this offering, we will provide for indemnification of officers and directors for costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or willful default.

Pursuant to the indemnification agreement, the form of which is filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in the issuance.

On December 23, 2014, we effected a 1-to-10 share split, following which each share of par value US$0.001 in our share capital was subdivided into ten shares, each of par value US$0.0001. The following numbers have been adjusted to reflect the share split.

Purchaser	Date of sale or issuance	Type and number of securities	Consideration (US$)	Underwriting discount and commission
Maxida International Company Limited	March 23, 2012	5,000,000 ordinary shares	3,000,000	N/A

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhejiang, People’s Republic of China, on June 10, 2015.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
	Name:	Ming Wang
	Title:	Chairman and chief executive officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ming Wang Name: Ming Wang	Chairman and chief executive officer (principal executive officer)	June 10, 2015

/s/ Lei Chen Name: Lei Chen	Chief financial officer	June 10, 2015

/s/ * Name: Ying Xin	Director and principal general	June 10, 2015

/s/ * Name: Jin Xie	Director and vice principal (human resources and student affairs)	June 10, 2015

/s/ * Name: Yejun Yu	Director and financial manager	June 10, 2015

Director
Name: Ken He

Director
Name: Xiaohua Gu

Director
Name: Fang Chu

* By:	/s/ Ming Wang
Name: Ming Wang Attorney-in-Fact

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hailiang Education Group Inc. has signed this registration statement or amendment thereto in Newark, Delaware, on June 10, 2015.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director, Puglisi & Associates

Exhibit Index

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum of Association of the Registrant, as currently in effect

3.2†	Amended and Restated Articles of Association of the Registrant, as currently in effect

3.3†	Form of Amended and Restated Articles of Association of the Registrant, effective upon completion of this offering

4.1†	Form of the Registrant’s American depositary receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Ordinary Shares

4.3†	Form of Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American depositary shares

5.1†	Opinion of Conyers Dill & Pearman regarding the validity of ordinary shares being registered

8.1†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.2†	Opinion of Kirkland & Ellis LLP regarding certain United States federal tax matters

10.1†	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

10.2†	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.3†	English translation of Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated December 31, 2013

10.4†	English translation of Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated December 31, 2013

10.5†	English translation of Power of Attorney from Mr. Feng, dated December 31, 2013

10.6†	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated December 31, 2013

10.7†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Hailiang Foreign Language School, dated June 30, 2009

10.8†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2005

10.9†	English translation of Supplemental Agreement to Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Zhuji Private High School, dated June 30, 2012

10.10†	English translation of Property Lease Agreement between Zhejiang Hailiang Education Group Ltd. and Tianma Experimental School, dated June 30, 2009

10.11†	English translation of Property Lease Cooperation Agreement among Zhejiang Hailiang Education Group Ltd., Zhuji Private High School. Hailiang Group and Mr. Feng, dated November 13, 2014

10.12†	English translation of Decoration and Renovation Project Execution Contract between Zhuji Private High School and Heng Zhong Da Construction Limited Company, dated November 13, 2014

10.13†	English translation of Guarantee Letter made by Hailiang Group, dated September 29, 2014

10.14†	English translation of Guarantee Letter made by Mr. Feng, dated September 29, 2014

Exhibit number	Description of document

10.15†	Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 2, 2015

10.16	Amendment to the Amended and Restated Escrow Agreement among the Registrant, Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company, dated June 10, 2015

21.1†	List of subsidiaries of the Registrant

23.1†	Consent of KPMG Huazhen (SGP)

23.2†	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1)

23.3†	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

23.4†	Consent of AllBright Law Offices (included in Exhibit 99.2)

23.5†	Consent of CCID Consulting Co., Ltd.

24.1†	Powers of Attorney (included on the signature page to this Registration Statement)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of AllBright Law Offices regarding certain PRC law matters

99.3†	Consent of Ken He

99.4†	Consent of Xiaohua Gu

99.5†	Consent of Fang Chu

†	Filed previously.